SCMP GROUP

NEWSPAPER RETAIL

82-3327

Direct Line 2680 8805 Direct Fax 2680 8860

[redacted]

02060284

BY REGISTERED POST

28 October 2002

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

SUPPL

02 NOV 13 AM 9:58

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Preliminary Results of the Offer

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

Enclosure

VL/jc

South China Morning Post

Business p.3

28 October 2002

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement has been prepared pursuant to, and in order to comply with, the Listing Rules, the Takeovers Code and the Repurchase Code and does not constitute an offer to buy, or the solicitation of an offer to sell or subscribe for, any securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to buy, sell or subscribe for any securities.

Conditional voluntary cash offer by

HSBC

The Hongkong and Shanghai Banking Corporation Limited
on behalf of
SCMP Group Limited
to repurchase up to 173,438,400 Shares
at an offer price of
HK$3.60 per Share
and
Whitewash Waiver

PRELIMINARY RESULTS OF THE OFFER

As at 4:00 pm on Friday, 25 October 2002, being the time when the Offer was closed, acceptances in respect of 485,727,452 Shares had been received by the Company (subject to verification) from the Accepting Shareholders, representing approximately 28.01% of the issued share capital of the Company as at the Latest Acceptance Time. As such, the Company will repurchase and cancel 173,438,400 Shares, being the Maximum Number of Shares to be repurchased pursuant to the Offer.

As a result of the Offer, the aggregate interest in the issued share capital of the Company of Kerry Media Limited and parties acting in concert with it, will increase from approximately 34.93% to approximately 38.81%. The aggregate shareholding of Kerry Media Limited and parties acting in concert with it remains at 605,838,000 Shares.

The Company will make a more detailed announcement in respect of the results of the Offer, including details of the Accepting Shareholders' Assured Entitlement, the total number of Shares in respect of which Excess Tenders have been received and the total number of Excess Shares which are expected to be accepted, on Monday, 28 October 2002.

INTRODUCTION

Reference is made to (i) the announcements by the Company dated 3 September 2002, 9 September 2002, 10 September 2002, 16 September 2002, 24 September 2002, 25 September 2002 and 11 October 2002 and (ii) the offer document dated 25 September 2002 (the "Offer Document"), in each case in respect of the Offer and the Whitewash Waiver.

Terms defined in the Offer Document shall have the same meanings when used in this announcement, unless the context requires otherwise.

VALIDLY ACCEPTED SHARES

As at 4:00 pm on 25 October 2002, being the time when the Offer was closed, acceptances in respect of a total of 485,727,452 Shares had been received by the Company (subject to verification) from the Accepting Shareholders, representing approximately 28.01% of the issued share capital of the Company as at the Latest Acceptance Time. As such, the Company will repurchase and cancel 173,438,400 Shares, being the Maximum Number of Shares to be repurchased pursuant to the Offer.

INCREASED INTEREST OF THE KERRY GROUP

As a result of the Offer, the aggregate interest in the issued share capital of the Company of Kerry Media Limited and parties acting in concert with it, will increase from approximately 34.93% to approximately 38.81%. The aggregate shareholding of Kerry Media Limited and parties acting in concert with it remains at 605,838,000 Shares.

FURTHER ANNOUNCEMENT

The Company will make a more detailed announcement in respect of the results of the Offer, including details of the way in which each Accepting Shareholder's pro rata entitlement in respect of Excess Tenders was calculated, on Monday, 28 October 2002.

GENERAL

In computing the number of Shares represented by acceptances under the Offer, there may be included or excluded, for the purposes of this announcement, acceptances under the Offer which are not in all respects in order or are subject to verification.

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 25 October 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration, and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

* *For identification purpose only*

Ming Pao Daily News

B10

28 October 2002

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

本公佈乃根據上市規則、收購守則及購回守則之規定而編製以符合有關規定，並不構成購買之要約，亦非徵求出售或認購任何證券之要約，或非訂立協議進行任何上述事情之邀請，或非旨在徵求要約買賣或認購任何證券。

滙豐

香港上海滙豐銀行有限公司
代表
SCMP集團有限公司
以收購價每股股份3.60港元
購回最多173,438,400股股份之
有條件自願現金收購建議
及
清洗豁免

收購建議之初步結果

> 於二零零二年十月二十五日星期五下午四時，即收購建議截止時間，本公司已從接納股東收到涉及485,727,452股股份之接納書（有待核實），相當於最後接納時間本公司已發行股本約28.01%。因此，本公司將購回及註銷173,438,400股股份，即根據收購建議可購回股份之股數上限。
>
> 由於進行收購建議，Kerry Media Limited及與其一致行動之人士於本公司已發行股本之合共權益將由約34.93%增加至約38.81%。Kerry Media Limited及與其一致行動之人士之股權總額仍為605,838,000股股份。
>
> 本公司將於二零零二年十月二十八日星期一就收購建議之結果，包括接納股東之保證配額、已接獲超額交回股份之股份總數及預期將接納之超額股份總數之詳情刊發一份詳盡之公佈。

緒言

茲提述(i)本公司於二零零二年九月三日、二零零二年九月九日、二零零二年九月十日、二零零二年九月十六日、二零零二年九月二十四日、二零零二年九月二十五日及二零零二年十月十一日刊發之公佈以及(ii)日期為二零零二年九月二十五日之收購建議文件（「收購建議文件」），全部均與收購建議及清洗豁免有關。

除文義另有所指外，收購建議文件所界定之詞彙與本公佈所用者具有相同涵義。

有效接納之股份

於二零零二年十月二十五日下午四時，即收購建議截止時間，本公司已從接納股東收到涉及合共485,727,452股股份之接納書（有待核實），相當於最後接納時間本公司已發行股本約28.01%。因此，本公司將購回及註銷173,438,400股股份，即根據收購建議可購回股份之股數上限。

嘉里集團之股權增加

由於進行收購建議，Kerry Media Limited及與其一致行動之人士於本公司已發行股本之合共權益將由約34.93%增加至約38.81%。Kerry Media Limited及與其一致行動之人士之股權總額仍為605,838,000股股份。

進一步發表公佈

本公司將於二零零二年十月二十八日星期一就收購建議之結果（包括就各接納股東於超額交回股份之按比例配額之計算方法）刊發一份詳盡之公佈。

一般事項

於計算收購建議接納書所涉及之股份數目時，可能包括或不包括（就本公佈而言）並非在各方面完善或有待核實之收購建議接納書。

承董事會命
公司秘書
梁懸寶

香港，二零零二年十月二十五日

各董事對本公佈所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本公佈所載之意見乃經審慎周詳考慮後始行作出，且本公佈並無遺漏其他事項致使本公佈所載內容有所誤導。

* 僅供識別